UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 26, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q3_2021

orange™

26 October 2021

Ramon Fernandez
Deputy CEO, Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 17 March 2021 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 18 March 2021 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
Q3 2021 highlights



Q3 21 key highlights

MEA

12% revenue growth

Fostering digital inclusion with **2 new** Orange Digital Centers (total 8)

Spain

51% pop. coverage with 5G

From **5 to 3** brands

Enterprise

OCD obtains the highly demanding **Safety Visa** from the French IS security agency

OBS & Siemens partner to develop **IT-OT convergence** of Industry 4.0

France

Retail services excl. PSTN keeps accelerating at **+3.7%**

672 municipalities covered with 5G

Other Europe

Q3 **+5.7%** yoy retail services revenue

TKR acquisition in Romania & OPL fiberco **completed**

MFS

100% ownership of Orange Bank to accelerate growth

1.6m customers

Orange Bank Africa: **0.6m** cust.

Moving forward with our infrastructure projects

All projects on track

Totem

European mobile passive infrastructure (France and Spain)

Carve-out completion in Q4 2021

Orange Concessions

Leading fiber platform in French rural areas

Closing in Q4 2021

Poland fiberCo

50/50 joint venture on 2.4m FTTH lines by 2025

Completed

Q3 21 financial achievements

Revenue	EBITDAaL	eCapex
€10.5bn	€3.6bn	€1.7bn
-0.4% yoy in Q3	-0.7% yoy in Q3	-1.0% yoy in Q3
+1.3%	+4.5%	In line with FY 21 guidance

excluding co-financing in France

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified
All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Section Two
Business Review



Q3 2021 France

Retail services keep accelerating

in €m	Q3 21	yoy cb	9M 21	yoy cb
Revenues	**4,483**	**-4.1%**	**13,433**	**-1.7%**
Retail services	2,723	+1.2%	8,106	+0.5%
Wholesale	1,291	-15.4%	4,011	-8.1%
Equipment sales	300	-0.4%	823	+8.4%
Other revenues	169	+7.3%	494	+3.6%

Nearly stabilization of revenues excl. cofi. at **-0.4%** yoy in Q3

thanks to retail services revenues growth acceleration



3.7%
1,2%
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Retail services revenue growth
Excluding PSTN**

5.6m **FTTH** customers **+36% yoy**

FBB net adds in '000



+95
+80
+360
+343
-265
-263
Q3 20
Q3 21

57% FTTH adds*are new customers

69.8€ **Convergent** ARPO **+1.6% yoy**

Convergent services revenues accelerating QoQ



1.5%
2.9%
3.8%
Q1 21
Q2 21
Q3 21

+0.3€ **Mobile** ARPO **+2.0% yoy**



13%
11%
129
121
Q3 20
Q3 21

*gross adds + migration

**excluding DCO until Q1 21

FTTH net adds in '000 | ADSL and others BB net adds in '000 | Mobile contract net adds excl M2M in '000 | Quarterly mobile churn rate

Q3 2021 Europe

Solid commercial performance in Europe. Other European Countries revenues growing +2% yoy o/w retail services +5.7% yoy

in €m	Q3 21	yoy cb	9M 21	yoy cb
Revenues	**2,583**	**-1.1%**	**7,747**	**-0.6%**
Retail services	1,741	-1.0%	5,192	-2.5%
Wholesale	452	-5.0%	1,378	-3.0%
Equipment sales	347	0.2%	1,065	+12.7%
Other revenues	42	+42.3%	112	+13.3%

Q3 Revenue evolution (in €m)



2,610
-54
20
11
-4
2,583
Other European Countries growing +2.0%
3Q 20 cb
Spain
Poland
Belgium Luxembourg
Romania, Slovakia, Moldova
3Q 21

Mobile contract net adds ex-M2M (in '000s)



% convergence in base
32%
34%
+221
+317
+64
+90
+188
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21

Fixed Broadband net adds (in '000s)



FTTH
Others (xDSL, Cable, Fixed LTE)
% convergence in base
67%
68%
+96
+139
-43
+147
+175
-28
+62
+126
-64
+40
+98
-58
+66
+122
-56
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21

Q3 2021 Spain

Good commercial performance while pursuing operational transformation

in €m	Q3 21	yoy cb	9M 21	yoy cb
Revenues	**1,176**	**-4.4%**	**3,544**	**-4.9%**
Retail services	792	-7.9%	2,407	-8.8%
Wholesale	228	-1.4%	671	-1.4%
Equipment sales	156	+11.9%	466	+18.1%
Other revenues	0	+140.8%	1	-92.1%

Convergence net adds + 8k

Mobile contract net adds* +76k

FBB net adds +10k

FTTH net adds +43k

Simplification of brands ongoing

amena is joining Orange

Launch of 10Gbps fiber speed in the 5 largest cities

Customer base stabilising since Q3 20 driven by churn improvement (in '000)

Convergence



+2.2%
(+65)
2,962
3,027
Q3 20
Q3 21

FBB and fiber penetration



+1.1%
(+42)
3,992
4,034
82%
86%
FTTH
ADSL & others
Q3 20
Q3 21

Mobile contract*



+2.0%
(+220)
11,249
11,469
Q3 20
Q3 21

* excl. M2M

Q3 2021 Africa & Middle East

Double digit growth

in €m	Q3 21	yoy cb	9M 21	yoy cb
Revenues	**1,652**	**+12.0%**	**4,694**	**+11.2%**
Retail services	1,450	+15.0%	4,110	+13.6%
Wholesale	166	-6.3%	476	-5.9%
Equipment sales	26	13.2%	81	+23.2%
Other revenues	9	-32.5%	28	-13.3%

Strong retail services growth

Revenue cb yoy growth in %



10,2%
7,6%
7,1%
5,1%
15,0%
12,0%
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Retail services
Total MEA

#1 engine of revenues growth for the Group



*Under the equity method

All our footprint growing

▼

10 over 16 operations
2 digit revenues growth

134m mobile customers	41.2m 4G customers	22.6m OM active customers	1.95m FBB customers
+6.3% yoy	+33.6% yoy	+12.5% yoy	+23.4% yoy

Q3 2021 Enterprise

Revenues down due to voice decline

in €m	Q3 21	yoy cb	9M 21	yoy cb
Revenues	**1,864**	**-1.4%**	**5,704**	**+0.4%**
Fixed only services	899	-5.2%	2,733	-4.7%
IT & integration services	745	+2.1%	2,311	+6.4%
Mobile	220	+3.5%	660	+3.5%

Revenue evolution



-1.7%
-1,2%
+0,4%
+2.3%
-1,4%
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
Total
fixed only
mobile
IT&IS

Growth engines



Cybersecurity
Cloud
Digital & Data

+14% yoy in 9M

> +8% yoy in 9M

> +8% yoy in 9M

IT&IS share in total revenues



+2.3 pts
38.2%
40.5%
9M 20 cb
9M 21

Section Three
Guidance



Guidance 2021 confirmed

	2021e before tax refund allocation	2021e After tax refund allocation
EBITDAaL, yoy	Around +1%	Flat -
eCAPEX	~ €7.3bn	€ 7.6 -7.7bn
Organic Cash Flow (telecom)	> €2.6bn	> €2.2bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term	Around 2x in the medium term
Dividend	€0.70	€0.70

Annexes

Normalisation of eCapex after H1 catch-up

54.9m VHBB** connectable lines

o/w

53.8m FTTH connectable lines



FTTH connectable lines in France
+31%
20.9m
27.4m
Q3 20
Q3 21
VHBB connectable lines in Spain
+4%
15.2m
15.9m
Q3 20
Q3 21
FTTH connectable lines in Poland
+17%
4.8m
5.6m
Q3 20
Q3 21

Q3 2021

Q3 2021 eCapex	yoy
€1.7bn	-1.0%
	-€18m

**VHBB > 100 Mbps

Convergence, the bedrock of our strategy

€ 1.9bn Convergent services revenues in Q3 2021

+2.9% yoy



Convergent B2C customer base in million

% of broadband B2C customer base



France
54%
53%
Q3 20 Q3 20 Q4 20 Q1 21 Q3 21
Spain
85%
86%
Q3 20 Q4 20 Q1 21 Q2 21 Q3 21
Poland
64%
67%
Q3 20 Q4 20 Q1 21 Q2 21 Q3 21

Churn improvement with convergence in Q3*

France	Spain	Poland
-5pts	-5pts	0pt

Quarterly convergent ARPO, in €/month in Q3

France	Spain	Poland
€69.8 +1.6% yoy	€52.7 -6.8% yoy	€24.8 +7.4% yoy**

Number of mobile lines per convergent offer (Q3 yoy growth)

France	Spain	Poland
1.69 +0.5% yoy	2.06 +4,1% yoy	1.88 -0.3% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY change calculated in local currency